SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RECOGNISES UNITE UNION FOR UK BASED CABIN CREW

UK ACCOUNTS FOR 25% OF RYANAIR'S FLEET

Ryanair today (11 June) announced that it has signed its second cabin crew union recognition agreement with Unite the Union, who will now be the representative body for Ryanair directly employed cabin crew in the UK. This agreement follows Ryanair's first cabin crew recognition deal with the Italian ANPAC/ANPAV unions.

This cabin crew recognition agreement follows extensive negotiations with Unite the Union and covers the UK market, which accounts for approx. 25% of Ryanair's fleet. Ryanair looks forward to working with Unite the Union and its Ryanair (Cabin Crew) Company Council to conclude an early CLA for Ryanair's directly employed cabin crew based in the UK.

Ryanair's Chief People Officer Eddie Wilson said:

"We are pleased to sign this cabin crew recognition agreement with Unite the Union in the U.K. This is a further sign of the progress Ryanair is making with trade unions since our December 2017 decision to recognise them. We hope to announce further agreements over the coming weeks, in those countries where unions have approached these negotiations in a practical and positive manner. We are making less progress in some smaller countries where minor issues (such as days off for union officials) are unnecessarily delaying agreements.

However, as this growing number of pilot and cabin crew recognition agreements confirms, we are making progress and confounding those sceptics who claimed that our December 2017 decision was not real or genuine. We look forward to working closely with both Unite the Union, and their Company Council to address issues of concern to our UK based cabin crew."

ENDS

For further information
please contact:
Robin Kiely                            Piaras Kelly
Ryanair DAC                         Edelman Ireland
Tel: +353-1-9451949              Tel: +353-1-6789333
press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 June, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary